February 23,
2009

Mr. David Pearl
Minister - Counsellor (Economic)
Australian Embassy
1601 Massachusetts Avenue, N.W.
Washington, D.C.  20036

Re:	Commonwealth of Australia
      Registration Statement under Schedule B
      Filed February 17, 2009
      File No. 333-157373

Dear Mr. Pearl:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forward-Looking Statements, page

Please remove the reference to Section 27A of the Securities Act of
1933, which does not apply to the Commonwealth`s prospectus.

The Commonwealth of Australia Guarantee, page 2

Please confirm that all material provisions of the Deed of Guarantee have been disclosed in this section.

Revise to include a cross-reference to the additional disclosure about the Guarantee Scheme for Large Deposits and Wholesale
Funding
on pages 51-52.

Summarize the eligibility criteria for ADIs to participate in the Guarantee Scheme.

Population and geography of Australia, page 5

Please consider including a map of Australia showing major cities, principal geographic features, and other significant items.

Labour market, page 14

Please discuss the factors that drive the projected labor statistics provided on page 14, for example the continued immigration of skilled workers and older workers remaining in the workforce to compensate for the decline in value of their retirement savings.

Economic outlook, page 15

Please consider whether the "Economic Outlook" section should be a separate main section that is cross-referenced on the Prospectus cover page and Table of Contents.

Please include the Government Guarantee Scheme for Large Deposits and
Wholesale Funding on the list of economic stimulus measures undertaken by the Australian Government.

Mining, page 19

Please discuss the impact of declining commodities prices on Australia`s mining industry, including the impact of China`s decreased demand on the market for metals.

Finance and insurance, page 20

Please provide a brief description of trends and developments in the insurance industry and, if practicable, provide the breakdown of what percentage insurance activities contribute to the "finance and insurance" components in Tables 13 and 14 on page 18.

Agriculture, page 21

Consider including a discussion of how recent flooding in important agricultural regions has affected agricultural performance and the potential effects of this flooding in the future.


Monetary Conditions, page 32

Please explain the meaning of the "Target Cash Rate" as referenced in
Table 25.

Commonwealth Initiatives to Enhance the Stability of the Australian
Financial System, page 51

Please state provide the amount of debt that the government has guaranteed since the commencement of the Guarantee Scheme.

Plan of Distribution, page 56

Please revise to indicate that the guarantees will be issued in conjunction with ADI Debt Securities, the Plan of Distribution for which will be described in the registration statement filed by the issuing ADI.

Closing Comment

      Please revise your registration statement in response to our comments. You may wish to provide us with marked copies of the revised registration statement to expedite our review. Please furnish a cover letter with your revised registration statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised registration statement.

	We direct your attention to Rules 460 and 461 of the Securities
Act regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please direct any questions about these comments to me at
(202)
551-3450.

	Sincerely,


	Michael Coco
	Special Counsel

Cc: via facsimile
Adrian J.S. Deitz, Esq.
Skadden, Arps, Slate, Meagher & Flom
(917) 777-6005
Commonwealth of Australia
2/23/2009
3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE